Dreyfus
High Yield
Strategies Fund

SEMIANNUAL REPORT September 30, 2006



Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus High Yield Strategies Fund, covering the six-month period from April 1, 2006, through September 30, 2006.

After more than two years of steady and gradual increases, the Federal Reserve Board (the "Fed") has left short-term interest rates unchanged since its June 30 meeting. From that point on, the Fed has indicated that the U.S. economy has moved to a slower-growth phase of its cycle, as evidenced by softening housing markets in many regions of the United States. In addition, energy prices have generally moderated from record highs reached during the summer months, calming fears that the economy may fall into a full-blown recession.

Many sectors of the U.S. fixed-income market rallied over the last few months, sustained by subtle inflation readings, a slowing housing market and relatively benign employment numbers. Furthermore, concerns about an inverted Treasury yield curve have dissipated significantly since the reporting period began, as many investors attributed this effect to supply-and-demand factors and low inflation concerns. While the Fed is expected to remain vigilant in its attempts to forestall the acceleration of inflation, many fixed-income investors appear to be optimistic regarding inflation risk, and are perhaps more mindful of the risks and effects of a slowing U.S. economy. One thing is certain – the Fed and investors will be monitoring upcoming economic data closely with hopes of better understanding the state of the economy. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help manage your portfolio and your current and future financial needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

David Bowser, Portfolio Manager

Note to Shareholders: On October 25, 2006, David Bowser replaced Jon Uhrig as the fund's primary portfolio manager. Mr. Bowser has been a portfolio manager of the fund since July 2006.

How did Dreyfus High Yield Strategies Fund perform relative to its benchmark?

For the six-month period ended September 30, 2006, the fund achieved a total return of 4.08% (on a net asset value basis) and produced aggregate income dividends of $0.20 per share.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index"), the fund's benchmark, achieved a total return of 3.69% for the same period.[2]

High yield bonds generally fared well over the reporting period as strong credit conditions and stabilizing interest rates more than offset the adverse effects of intensifying inflationary pressures and slower economic growth. Despite the negative effect that rising short-term interest rates had on the portfolio's leveraging strategy, the fund produced a higher return than its benchmark, which we attribute to our focus on higher-quality issues and the success of our security selection during the reporting period.

What is the fund's investment approach?

The fund primarily seeks high current income. The fund also seeks capital growth as a secondary objective, to the extent consistent with its objective of seeking high current income. The fund invests primarily in fixed-income securities of below investment-grade credit quality. Issuers of below investment-grade securities may include companies in early stages of development and companies with a highly leveraged financial structure. To compensate investors for taking on greater risk, such companies typically must offer higher yields than those offered by more established or conservatively financed companies.

What other factors influenced the fund's performance?

In the spring of 2006, an increase in the supply of newly issued bonds put pressure on existing bonds, leading to a modest decline in high yield bond prices. In addition, surging energy prices and a softening housing market led to renewed inflation and economic concerns among investors, who worried that credit conditions might deteriorate. The fund weathered this bout of market weakness relatively well, primarily due to our emphasis on bonds with credit ratings toward the higher end of the high yield range.

Investors' concerns eased over the summer, as the economy slowed and analysts began to anticipate an end to the Federal Reserve Board's (the "Fed") tightening campaign. Indeed, the Fed held rates steady at its meetings in July and August, and high yield bonds generally rallied, enabling them to post relatively attractive returns for the reporting period overall. However, the fund's return was undermined somewhat by rising short-term interest rates, which resulted in higher borrowing costs associated with the fund's leveraging strategy.

The automotive sector represented the reporting period's top-performing sector as investors continued to flock to the bonds of Ford Motor Company and General Motors. Although the fund held bonds backed by the major automakers' financing subsidiaries, it did not own debt securities issued by their holding companies, limiting its participation in the automotive sector's rally. In addition, results from the fund's holdings of construction-related companies, such as building materials provider Owens-Corning, proved to be disappointing when U.S. housing markets softened. The health services sector also underperformed for the reporting period, mostly due to investors' negative reaction to the announcement of a leveraged buyout ("LBO") of hospitals operator HCA.

These detractors were balanced by above-average performance in other areas. Throughout the reporting period, the fund benefited from its tilt toward higher-quality securities, which fared better than lower-rated bonds as investors grew more risk averse in the slower-growth economic environment. Bonds from tobacco companies rebounded from relatively depressed levels as litigation concerns eased and financial results

improved. Relatively interest-rate-sensitive issuers, such as members of the insurance and office equipment industries, also fared well when the Fed refrained from raising interest rates.

A number of new issues purchased during the reporting period contributed positively to the fund's relative returns, including bonds from telecommunications service providers Windstream Communications and Intelsat. Bonds issued by technology company Freescale Semiconductor gained value in anticipation of redemption when the company agreed to be acquired by a private equity consortium.

What is the fund's current strategy?

Although the supply of newly issued high yield bonds recently has been lighter than many analysts expected, we anticipate a higher volume of new issuance during the fourth quarter of 2006, partly due to the financing needs of recently announced LBOs. Therefore, as of the end of the reporting period, we have maintained a relatively large short-term position that we may redeploy as new investment opportunities meeting our investment criteria arise. Otherwise, high yield market conditions remain sound, in our judgment. Yield differences between high yield bonds and U.S. Treasury securities remain tight compared to historical norms, but these levels seem to be warranted by positive credit fundamentals and robust investor demand for income-oriented securities.

October 26, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation and the fund's shareholder servicing agent pursuant to an agreement in effect through April 4, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: BLOOMBERG, L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%.*

Bonds and Notes–136.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising–.6%				
Lamar Media, Gtd. Notes	6.63	8/15/15	675,000	650,531
R.H. Donnelley, Gtd. Notes	10.88	12/15/12	690,000	762,450
R.H. Donnelley Finance I, Gtd. Notes	10.88	12/15/12	551,000 a,b	608,855
				2,021,836
Aerospace & Defense–2.1%				
Alliant Techsystems, Gtd. Notes	6.75	4/1/16	915,000	903,563
Argo-Tech, Sr. Notes	9.25	6/1/11	1,182,000 b	1,235,190
B/E Aerospace, Sr. Sub. Notes, Ser. B	8.88	5/1/11	1,239,000 b	1,294,755
DRS Technologies, Sr. Sub. Notes	6.88	11/1/13	438,000	434,715
L-3 Communications, Bonds	3.00	8/1/35	550,000 a	562,375
L-3 Communications, Sr. Sub. Notes, Ser. B	6.38	10/15/15	1,400,000 b	1,368,500
L-3 Communications, Gtd. Notes	7.63	6/15/12	1,050,000 b	1,086,750
				6,885,848
Agricultural–.4%				
Alliance One International, Gtd. Notes	11.00	5/15/12	1,430,000 b	**1,465,750**
Airlines–.4%				
United AirLines, Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	1,153,705 b,c	**1,235,186**
Automotive, Trucks & Parts–.9%				
Cooper-Standard Automotive, Gtd. Notes	8.38	12/15/14	525,000	388,500
Goodyear Tire & Rubber, Sr. Notes	9.00	7/1/15	2,000,000 b	2,040,000
United Components, Sr. Sub. Notes	9.38	6/15/13	675,000 b	671,625
				3,100,125

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Banks−1.8%					
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	3,620,000	b	3,638,100
Colonial Bank N.A./Montgomery, AL, Sub. Notes	8.00	3/15/09	750,000		785,048
Colonial Bank N.A./Montgomery, AL, Sub. Notes	9.38	6/1/11	1,000,000		1,134,305
Shinsei Finance Cayman, Bonds	6.42	1/29/49	325,000	a,d	323,356
					5,880,809
Building & Construction−3.7%					
Beazer Homes USA, Gtd. Notes	6.88	7/15/15	2,000,000	b	1,820,000
D.R. Horton, Gtd. Notes	8.50	4/15/12	2,600,000	b	2,726,087
Goodman Global Holdings, Sr. Sub. Notes	7.88	12/15/12	438,000		419,385
Goodman Global Holdings, Sr. Notes, Ser. B	8.33	6/15/12	1,596,000	b,d	1,621,935
Nortek, Sr. Sub. Notes	8.50	9/1/14	1,319,000	b	1,253,050
Owens Corning, Bonds	7.50	8/1/18	2,026,000	b,c	1,048,455
Scranton Products, Sr. Notes	10.50	7/1/13	1,325,000	b	1,354,812
Standard-Pacific, Sr. Notes	6.50	8/15/10	1,600,000		1,512,000
Texas Industries, Sr. Unscd. Notes	7.25	7/15/13	250,000		251,250
					12,006,974
Chemicals−7.8%					
Airgas, Sr. Sub. Notes	6.25	7/15/14	1,300,000	b	1,218,750
Airgas, Gtd. Notes	9.13	10/1/11	202,000		212,227
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	1,460,000	b	1,553,075

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Chemicals (continued)					
Huntsman,					
Gtd. Notes	11.63	10/15/10	909,000	b	1,008,990
Huntsman International,					
Gtd. Notes	9.88	3/1/09	270,000		282,825
Huntsman International,					
Gtd. Notes	10.13	7/1/09	3,516,000	b	3,586,320
Ineos Group Holdings,					
Sr. Sub. Notes	8.50	2/15/16	2,900,000	a	2,776,750
Lyondell Chemical,					
Gtd. Notes	8.00	9/15/14	1,615,000		1,643,262
Mosaic Global Holdings,					
Gtd. Notes, Ser. B	10.88	6/1/08	1,000,000		1,071,250
Nalco,					
Sr. Sub. Notes	8.88	11/15/13	4,508,000	b	4,722,130
Nova Chemicals,					
Sr. Notes	6.50	1/15/12	1,170,000	b	1,105,650
Nova Chemicals,					
Sr. Unscd. Notes	8.41	11/15/13	1,200,000	d	1,230,000
PQ,					
Gtd. Notes	7.50	2/15/13	250,000		238,750
Rhodia,					
Sr. Notes	10.25	6/1/10	2,895,000	b	3,256,875
Rockwood Specialties Group,					
Sr. Sub. Notes	10.63	5/15/11	1,006,000	b	1,081,450
Westlake Chemical,					
Gtd. Notes	6.63	1/15/16	675,000		644,625
					25,632,929
Commercial & Professional Services–2.9%					
Brickman Group,					
Gtd. Notes, Ser. B	11.75	12/15/09	888,000	b	952,380
Corrections Corp. of America,					
Gtd. Notes	6.25	3/15/13	2,475,000	b	2,437,875
Education Management,					
Sr. Notes	8.75	6/1/14	1,100,000	a	1,116,500
Education Management,					
Sr. Sub. Notes	10.25	6/1/16	1,600,000	a,b	1,644,000
Hertz,					
Sr. Notes	8.88	1/1/14	1,085,000	a	1,141,962

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Commercial & Professional Services (continued)						
Hertz, Sr. Sub. Notes		10.50	1/1/16	500,000	a	552,500
Service Corp. International, Sr. Notes		8.00	6/15/17	660,000	a	635,250
Williams Scotsman, Gtd. Notes		8.50	10/1/15	1,080,000	b	1,109,700
						9,590,167
Commercial Mortgage Pass-Through Ctfs.−.4%						
Global Signal Trust, Ser. 2006-1, Cl. F		7.04	2/15/36	1,210,000	a	**1,236,240**
Consumer Products−1.2%						
Chattem, Sr. Sub. Notes		7.00	3/1/14	1,455,000		1,413,169
Playtex Products, Gtd. Notes		9.38	6/1/11	2,264,000	b	2,377,200
						3,790,369
Diversified Financial Services−11.0%						
Basell, Gtd. Notes		8.38	8/15/15	1,280,000	a,b	1,276,800
BCP Crystal US Holdings, Sr. Sub. Notes		9.63	6/15/14	2,280,000	b	2,485,200
C & M Finance, Gtd. Notes		8.10	2/1/16	350,000	a	343,662
CCM Merger, Notes		8.00	8/1/13	1,325,000	a	1,278,625
Consolidated Communications Illinois/Texas Holdings, Sr. Notes		9.75	4/1/12	747,000	b	791,820
E*TRADE Financial, Sr. Notes		8.00	6/15/11	400,000		416,000
FCE Bank, Notes	EUR	4.38	9/30/09	3,615,000	d,e	4,364,503
FINOVA Group, Notes		7.50	11/15/09	2,035,920	b	580,237
Ford Motor Credit, Notes		5.63	10/1/08	1,650,000	b	1,583,619

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services (continued)						
Ford Motor Credit, Sr. Unscd. Notes		9.75	9/15/10	3,936,000	a,b	4,067,112
General Motors Acceptance International Finance, Gtd. Notes	EUR	4.38	10/31/07	2,000,000	e	2,525,647
GMAC, Sr. Unsub. Notes	EUR	5.38	6/6/11	1,140,000	e	1,423,876
GMAC, Notes		6.13	1/22/08	1,515,000	b	1,505,439
GMAC, Notes		7.75	1/19/10	3,435,000	b	3,522,184
K & F Acquisition, Gtd. Notes		7.75	11/15/14	560,000		564,200
Kansas City Southern Railway, Gtd. Notes		7.50	6/15/09	790,000		793,950
Kaupthing Bank, Notes		7.13	5/19/16	5,175,000	a	5,449,347
Leucadia National, Sr. Notes		7.00	8/15/13	1,725,000	b	1,750,875
Stena, Sr. Notes		7.50	11/1/13	1,170,000	b	1,155,375
						35,878,471
Diversified Metals & Mining—2.6%						
Consol Energy, Gtd. Notes		7.88	3/1/12	3,182,000	b	3,293,370
CSN Islands IX, Gtd. Notes		10.50	1/15/15	1,315,000	a,b	1,531,975
Freeport-McMoRan Copper & Gold, Sr. Notes		6.88	2/1/14	975,000		967,688
Freeport-McMoRan Copper & Gold, Sr. Notes		10.13	2/1/10	1,000,000		1,065,000
Gibraltar Industries, Gtd. Notes, Ser. B		8.00	12/1/15	900,000		895,500
Southern Copper, Sr. Notes		6.38	7/27/15	650,000		651,530
						8,405,063

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities−14.8%				
AES, Sr. Notes	8.88	2/15/11	2,375,000 [b]	2,553,125
AES, Sr. Notes	9.38	9/15/10	7,610,000 [b]	8,256,850
Allegheny Energy Supply, Sr. Unscd. Bonds	8.25	4/15/12	5,650,000 [a,b]	6,186,750
CMS Energy, Sr. Notes	9.88	10/15/07	1,601,000 [b]	1,671,044
Edison Mission Energy, Sr. Notes	7.50	6/15/13	1,465,000 [a]	1,486,975
FPL Energy National Wind, Scd. Bonds	6.13	3/25/19	4,106,063 [a,b]	4,002,327
Mirant Americas Generation, Sr. Notes	8.30	5/1/11	2,975,000 [b]	2,993,594
Mirant North America, Gtd. Notes	7.38	12/31/13	4,335,000 [b]	4,362,094
MSW Energy Holdings/Finance, Scd. Notes	8.50	9/1/10	1,450,000 [b]	1,500,750
MSW Energy Holdings II/Finance II, Gtd. Notes, Ser. B	7.38	9/1/10	450,000	452,250
Nevada Power, Mortgage Notes	6.50	4/15/12	478,000 [b]	495,129
Nevada Power, Mortgage Notes, Ser. A	8.25	6/1/11	1,216,000	1,344,784
NRG Energy, Gtd. Notes	7.25	2/1/14	1,175,000	1,169,125
PSEG Energy Holdings, Sr. Notes	10.00	10/1/09	350,000	384,125
Reliant Energy, Scd. Notes	9.25	7/15/10	2,758,000 [b]	2,875,215
Reliant Energy, Scd. Notes	9.50	7/15/13	3,630,000 [b]	3,784,275
Sierra Pacific Power, Mortgage Notes	6.25	4/15/12	425,000	435,269
Sierra Pacific Resources, Sr. Notes	8.63	3/15/14	3,467,000 [b]	3,760,714
TECO Energy, Sr. Notes	6.75	5/1/15	525,000	540,750
				48,255,145

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Environmental Control—2.3%					
Allied Waste North America, Sr. Notes, Ser. B	8.50	12/1/08	4,509,000	b	4,745,722
Allied Waste North America, Gtd. Notes, Ser. B	9.25	9/1/12	1,215,000	b	1,301,569
Geo Sub, Sr. Notes	11.00	5/15/12	840,000	b	869,400
WCA Waste, Sr. Notes	9.25	6/15/14	415,000	a	432,638
					7,349,329
Food & Beverages—3.6%					
Agrilink Foods, Gtd. Notes	11.88	11/1/08	225,000	b	226,406
Dean Foods, Gtd. Notes	7.00	6/1/16	2,340,000	b	2,351,700
Del Monte, Sr. Sub. Notes	8.63	12/15/12	1,879,000	b	1,979,996
Dole Food, Sr. Notes	8.63	5/1/09	702,000	b	689,715
Dole Food, Debs	8.75	7/15/13	665,000	b	625,100
Dole Food, Sr. Notes	8.88	3/15/11	475,000	b	457,187
Ingles Markets, Gtd. Notes	8.88	12/1/11	395,000		413,762
Smithfield Foods, Sr. Notes	7.00	8/1/11	1,500,000	b	1,518,750
Stater Brothers Holdings, Sr. Notes	8.13	6/15/12	2,375,000	b	2,398,750
Stater Brothers Holdings, Sr. Notes	8.89	6/15/10	1,115,000	b,d	1,131,725
					11,793,091
Health Care—5.5%					
Angiotech Pharmaceuticals, Sr. Sub. Notes	7.75	4/1/14	325,000	a	310,375
Coventry Health Care, Sr. Notes	8.13	2/15/12	505,000		530,250
DaVita, Gtd. Notes	7.25	3/15/15	1,720,000	b	1,698,500
Extendicare Health Services, Gtd. Notes	9.50	7/1/10	791,000	b	833,516

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Health Care (continued)						
Fresenius Finance, Gtd. Notes	EUR	5.00	1/31/13	195,000	a,e	249,995
HCA, Sr. Notes		6.95	5/1/12	1,735,000		1,524,631
HCA, Notes		8.75	9/1/10	1,835,000	b	1,857,937
Psychiatric Solutions, Gtd. Notes		7.75	7/15/15	800,000		784,000
Tenet Healthcare, Sr. Notes		9.88	7/1/14	7,346,000	b	7,355,183
Triad Hospitals, Sr. Sub. Notes		7.00	11/15/13	2,918,000	b	2,848,697
						17,993,084
Lodging & Entertainment—11.7%						
AMC Entertainment, Sr. Sub. Notes		9.88	2/1/12	750,000	b	774,375
Cinemark, Sr. Discount Notes		9.75	3/15/14	3,915,000	b,f	3,141,787
Cinemark USA, Sr. Sub. Notes		9.00	2/1/13	90,000		93,825
Gaylord Entertainment, Gtd. Notes		6.75	11/15/14	775,000		744,969
Gaylord Entertainment, Sr. Notes		8.00	11/15/13	200,000		204,500
Isle of Capri Casinos, Gtd. Notes		9.00	3/15/12	1,878,000	b	1,969,552
Leslie's Poolmart, Sr. Notes		7.75	2/1/13	970,000		960,300
Mandalay Resort Group, Sr. Notes		6.50	7/31/09	1,825,000	b	1,836,406
Mandalay Resort Group, Sr. Sub. Notes		9.38	2/15/10	2,000,000	b	2,147,500
Mashantucket Western Pequot Tribe, Bonds		5.91	9/1/21	2,850,000	a,b	2,747,523
MGM Mirage, Gtd. Notes		8.50	9/15/10	2,858,000	b	3,054,487
Mohegan Tribal Gaming Authority, Sr. Notes		6.13	2/15/13	2,225,000	b	2,186,062
Mohegan Tribal Gaming Authority, Sr. Sub. Notes		6.38	7/15/09	1,800,000	b	1,795,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
Mohegan Tribal Gaming Authority, Sr. Sub. Notes	7.13	8/15/14	1,220,000	1,220,000
Park Place Entertainment, Sr. Sub. Notes	7.88	3/15/10	1,140,000 [b]	1,191,300
Penn National Gaming, Sr. Sub. Notes	6.75	3/1/15	540,000	528,525
Pokagon Gaming Authority, Sr. Notes	10.38	6/15/14	3,495,000 [a,b]	3,744,019
Resorts International Hotel and Casino, Gtd. Notes	11.50	3/15/09	470,000 [b]	488,800
Royal Caribbean Cruises, Sr. Notes	8.75	2/2/11	1,575,000 [b]	1,723,546
Scientific Games, Gtd. Notes	6.25	12/15/12	2,375,000 [b]	2,297,812
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	875,000	879,375
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	2,100,000 [b]	2,089,500
Wheeling Island Gaming, Gtd. Notes	10.13	12/15/09	1,000,000	1,030,000
Wynn Las Vegas/Capital, First Mortgage Notes	6.63	12/1/14	1,331,000 [b]	1,297,725
				38,147,388
Machinery—3.3%				
Case New Holland, Gtd. Notes	9.25	8/1/11	3,270,000 [b]	3,482,550
Columbus McKinnon, Sr. Sub. Notes	8.88	11/1/13	615,000	631,913
Douglas Dynamics, Gtd. Notes	7.75	1/15/12	3,500,000 [a,b]	3,325,000
Terex, Gtd. Notes	7.38	1/15/14	3,415,000 [b]	3,449,150
				10,888,613
Manufacturing—1.7%				
Bombardier, Notes	6.30	5/1/14	1,275,000 [a,b]	1,150,687
J.B. Poindexter & Co., Gtd. Notes	8.75	3/15/14	2,259,000 [b]	1,874,970

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Manufacturing (continued)				
Polypore International, Sr. Discount Notes	10.50	10/1/12	2,003,000 f	1,452,175
RBS Global/Rexnord, Sr. Sub. Notes	11.75	8/1/16	1,050,000 a	1,086,750
				5,564,582
Media−7.2%				
Adelphia Communications, Sr. Notes, Ser. B	7.75	1/15/09	1,550,000 c	964,875
Cablevision Systems, Sr. Notes, Ser. B	9.62	4/1/09	850,000 d	908,437
CBD Media, Gtd. Notes	8.63	6/1/11	200,000	198,000
CCO Holdings/Capital, Sr. Notes	8.75	11/15/13	2,466,000 b	2,493,742
CSC Holdings, Sr. Notes	7.25	4/15/12	2,855,000 a,b	2,858,569
CSC Holdings, Sr. Notes, Ser. B	8.13	7/15/09	1,150,000 b	1,196,000
Dex Media East/Finance, Gtd. Notes	9.88	11/15/09	178,000	188,457
Dex Media East/Finance, Gtd. Notes	12.13	11/15/12	2,060,000 b	2,309,775
Dex Media West/Finance, Sr. Sub. Notes, Ser. B	9.88	8/15/13	4,165,000 b	4,519,025
DirecTV Holdings/Financing, Sr. Notes	8.38	3/15/13	750,000	780,937
Entercom Radio/Capital, Gtd. Notes	7.63	3/1/14	425,000	417,031
Kabel Deutschland, Gtd. Notes	10.63	7/1/14	1,268,000 a	1,366,270
LBI Media, Sr. Discount Notes	11.00	10/15/13	1,392,000 b,f	1,183,200
Lodgenet Entertainment, Sr. Sub. Debs	9.50	6/15/13	419,000 b	450,425
Nexstar Finance Holdings, Sr. Discount Notes	11.38	4/1/13	2,245,000 b,f	1,885,800
Pegasus Communications, Sr. Notes, Ser. B	12.50	8/1/07	1,657,592 b,c	190,623

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Radio One,				
Gtd. Notes, Ser. B	8.88	7/1/11	1,555,000 [b]	1,595,819
				23,506,985
Oil & Gas−11.6%				
ANR Pipeline,				
Sr. Notes	7.00	6/1/25	95,000 [b]	94,818
ANR Pipeline,				
Debs	7.38	2/15/24	50,000 [b]	51,775
ANR Pipeline,				
Notes	8.88	3/15/10	2,230,000 [b]	2,349,673
Chesapeake Energy,				
Gtd. Notes	7.63	7/15/13	600,000	615,750
Colorado Interstate Gas,				
Sr. Notes	5.95	3/15/15	460,000	442,208
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	3,230,000 [b]	3,302,675
El Paso,				
Sr. Notes	7.63	9/1/08	3,893,000 [b]	4,004,924
El Paso,				
Sr. Notes	7.75	6/15/10	3,942,000 [b]	4,099,680
El Paso Production Holding,				
Gtd. Notes	7.75	6/1/13	2,321,000 [b]	2,384,827
Hanover Compressor,				
Gtd. Notes	8.63	12/15/10	921,000 [b]	962,445
Hanover Compressor,				
Sr. Notes	9.00	6/1/14	1,263,000 [b]	1,345,095
Hanover Equipment Trust,				
Scd. Notes, Ser. B	8.75	9/1/11	1,452,000 [b]	1,517,340
McMoRan Exploration,				
Sr. Notes	5.25	10/6/11	891,000 [a]	1,094,816
Northwest Pipeline,				
Gtd. Notes	8.13	3/1/10	2,200,000 [b]	2,299,000
Pogo Producing,				
Sr. Sub. Notes	6.63	3/15/15	1,875,000 [b]	1,800,000
Southern Natural Gas,				
Unsub. Notes	8.88	3/15/10	1,795,000 [b]	1,891,329
Whiting Petroleum,				
Sr. Sub. Notes	7.25	5/1/13	2,225,000 [b]	2,191,625

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Williams Cos., Notes	7.13	9/1/11	1,925,000 b	1,982,750
Williams Cos., Notes	7.51	10/1/10	3,000,000 a,b,d	3,067,500
Williams Cos., Sr. Notes	7.63	7/15/19	500,000	522,500
Williams Cos., Notes	7.88	9/1/21	1,900,000 b	1,995,000
				38,015,730
Packaging & Containers−8.3%				
Ball, Gtd. Notes	6.88	12/15/12	2,250,000 b	2,278,125
Berry Plastics Holding, Scd. Notes	8.88	9/15/14	710,000 a	717,100
Berry Plastics Holding, Scd. Notes	9.27	9/15/14	275,000 a,d	277,750
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	7,225,000 b	7,351,438
Crown Americas/Capital, Sr. Notes	7.75	11/15/15	4,125,000 b	4,197,188
Norampac, Sr. Notes	6.75	6/1/13	1,500,000	1,425,000
Owens Brockway Glass Container, Gtd. Notes	6.75	12/1/14	445,000	424,975
Owens Brockway Glass Container, Gtd. Notes	7.75	5/15/11	900,000 b	929,250
Owens Brockway Glass Container, Gtd. Notes	8.25	5/15/13	450,000 b	463,500
Owens Brockway Glass Container, Scd. Notes	8.75	11/15/12	133,000	140,980
Owens Brockway Glass Container, Gtd. Notes	8.88	2/15/09	879,000 b	907,568
Owens-Illinois, Debs	7.50	5/15/10	900,000	904,500
Owens-Illinois, Debs	7.80	5/15/18	1,815,000 b	1,733,325
Plastipak Holdings, Sr. Notes	8.50	12/15/15	2,400,000 a,b	2,436,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers (continued)				
Smurfit-Stone Container Enterprises, Sr. Notes	9.75	2/1/11	2,170,000 [b]	2,245,950
Solo Cup, Sr. Sub. Notes	8.50	2/15/14	800,000	695,000
				27,127,649
Paper & Forest Products—2.3%				
Appleton Papers, Sr. Sub. Notes, Ser. B	9.75	6/15/14	2,709,000 [b]	2,688,683
Buckeye Technologies, Sr. Notes	8.50	10/1/13	1,150,000 [b]	1,158,625
Buckeye Technologies, Sr. Sub. Notes	9.25	9/15/08	651,000 [b]	654,255
Georgia-Pacific, Sr. Notes	8.00	1/15/24	805,000	796,950
Temple-Inland, Bonds	6.63	1/15/18	1,975,000 [b]	2,069,417
				7,367,930
Property & Casualty Insurance—1.1%				
Hanover Insurance Group, Debs	7.63	10/15/25	3,300,000 [b]	**3,522,116**
Real Estate Investment Trusts—1.4%				
B.F. Saul Reit, Scd. Notes	7.50	3/1/14	2,210,000 [b]	2,254,200
Host Marriott, Sr. Notes, Ser. M	7.00	8/15/12	2,150,000 [b]	2,184,938
Host Marriott, Gtd. Notes, Ser. I	9.50	1/15/07	90,000	91,238
				4,530,376
Retail—1.4%				
Amerigas Partners, Sr. Unscd. Notes	7.25	5/20/15	1,100,000 [b]	1,101,375
Central European Distribution, Scd. Bonds	EUR 8.00	7/25/12	650,000 [a,e]	892,267
Neiman-Marcus Group Gtd. Notes	9.00	10/15/15	525,000	560,438
Rite Aid, Scd. Notes	8.13	5/1/10	1,035,000 [b]	1,042,763
VICORP Restaurants, Sr. Notes	10.50	4/15/11	966,000 [b]	920,115
				4,516,958

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
State/Government						
General Obligations−2.0%						
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds		6.00	6/1/28	750,000		751,433
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds		7.31	6/1/34	2,375,000	b	2,388,300
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds		6.50	6/1/23	3,485,000	b	3,465,658
						6,605,391
Structured Index−2.3%						
Dow Jones CDX, Credit Linked Notes, Ser. 4-T1		8.25	6/29/10	7,493,760	a,b,g	**7,634,268**
Technology−3.5%						
Dresser, Gtd. Notes		10.13	4/15/11	1,950,000	b	2,049,938
Fisher Scientific International, Sr. Sub. Notes		6.13	7/1/15	1,350,000	b	1,346,625
Freescale Semiconductor, Sr. Notes		6.88	7/15/11	3,190,000	b	3,373,425
Freescale Semiconductor, Sr. Notes		7.13	7/15/14	1,425,000		1,535,438
IMAX, Gtd. Notes		9.63	12/1/10	919,000	b	879,943
Sensata Technologies, Sr. Sub. Notes	EUR	9.00	5/1/16	1,450,000	f,e	1,846,413
Sungard Data Systems Gtd. Notes		9.97	8/15/13	300,000	d	312,750
						11,344,532
Telecommunications−11.6%						
American Tower, Sr. Notes		7.13	10/15/12	1,329,000	b	1,368,870
American Towers, Gtd. Notes		7.25	12/1/11	1,100,000	b	1,138,500
Hawaiian Telcom Communications, Gtd. Notes, Ser. B		10.79	5/1/13	1,050,000	d	1,078,875
Intelsat Bermuda, Sr. Notes		11.25	6/15/16	2,705,000	a	2,887,588
Intelsat Bermuda, Sr. Notes		11.64	6/15/13	2,000,000	a,d	2,110,000

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)					
Intelsat Subsidiary Holding, Sr. Notes		8.25	1/15/13	1,370,000	1,393,975
Intelsat Subsidiary Holding, Gtd. Notes		10.48	1/15/12	1,250,000 d	1,273,438
Nordic Telephone Holdings, Sr. Notes	EUR	8.25	5/1/16	1,450,000 a,e	1,995,038
Nortel Networks, Gtd. Notes		10.75	7/15/16	350,000 a	376,250
PanAmSat, Gtd. Notes		9.00	6/15/16	360,000 a	372,600
Pegasus Satellite Communications, Sr. Notes		12.38	8/1/06	387,346 c	44,545
Qwest, Bank Note, Ser. B		6.95	6/30/10	500,000 d	507,500
Qwest, Sr. Notes		7.88	9/1/11	200,000	211,000
Qwest, Sr. Notes		8.64	6/15/13	2,650,000 b,d	2,848,750
Rogers Wireless, Scd. Notes		7.25	12/15/12	2,000,000 b	2,102,500
Rogers Wireless, Scd. Notes		9.63	5/1/11	1,136,000 b	1,289,360
Rogers Wireless, Debs		9.75	6/1/16	1,750,000 b	2,205,000
Rural Cellular, Sr. Notes		9.88	2/1/10	610,000	638,975
UbiquiTel Operating, Sr. Notes		9.88	3/1/11	1,330,000 b	1,449,700
US Unwired, Scd. Notes, Ser. B		10.00	6/15/12	2,172,000 b	2,400,060
Wind Acquisition Finance, Gtd. Bonds		10.75	12/1/15	575,000 a	637,531
Windstream, Sr. Notes		8.13	8/1/13	4,420,000 a	4,712,825
Windstream, Sr. Notes		8.63	8/1/16	4,475,000 a,b	4,810,625
					37,853,505
Textiles & Apparel—2.2%					
Invista, Notes		9.25	5/1/12	4,405,000 a,b	4,680,313

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Textiles & Apparel (continued)				
Levi Strauss & Co., Sr. Notes	12.25	12/15/12	2,166,000 b	2,425,920
				7,106,233
Transportation−3.0%				
CHC Helicopter, Sr. Sub. Notes	7.38	5/1/14	1,476,000 b	1,398,510
Greenbrier Cos., Gtd. Notes	8.38	5/15/15	1,375,000 b	1,402,500
TFM, Gtd. Notes	10.25	6/15/07	5,000,000 b	5,137,500
Gulfmark Offshore, Gtd. Notes	7.75	7/15/14	1,745,000 b	1,762,450
				9,700,960
Total Bonds and Notes (cost $442,549,180)				**445,953,632**

Preferred Stocks−2.7%	Shares	Value ($)
Banks−1.3%		
Sovereign Capital Trust IV, Conv., Cum. $2.1875	92,250	**4,301,156**
Media−1.4%		
ION Media Networks, Cum. $1,425	4	34,544
ION Media Networks, Conv., Cum. $975	310 a	2,171,435
Spanish Broadcasting System, Cum. $107.515	2,125	2,364,296
		4,570,275
Total Preferred Stocks (cost $9,866,314)		**8,871,431**

Common Stocks−.4%	Shares	Value ($)
Chemicals−.1%		
Huntsman	8,533 h	**155,301**
Electric Utilities−.2%		
Williams Cos	30,528	**728,703**
Machinery−.1%		
Terex	10,490 h	**474,358**
Total Common Stocks (cost $1,451,050)		**1,358,362**

Other Investment—3.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $12,460,000)	12,460,000 i	**12,460,000**
Total Investments (cost $466,326,544)	**143.5%**	**468,643,425**
Liabilities, Less Cash and Receivables	**(43.5%)**	**(142,104,041)**
Net Assets	**100.0%**	**326,539,384**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $96,213,506 or 29.5% of net assets.*
b *Collateral for Revolving Credit and Security Agreement.*
c *Non-income producing—security in default.*
d *Variable rate security—interest rate subject to periodic change.*
e *Principal amount stated in U.S. Dollars unless otherwise noted. EUR—Euro*
f *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
g *Security linked to a portfolio of debt securities.*
h *Non-income producing security.*
i *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	131.9	Common Stocks	.4
Money Market Investment	3.8	Asset/Mortgage-Backed	.4
Preferred Stocks	2.7	Forward Currency Exchange	
Structured Index	2.3	Contracts/Swaps	(.1)
State/Government			
General Obligations	2.0		**143.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	453,866,544	456,183,425
Affiliated issuers	12,460,000	12,460,000
Cash denominated in foreign currencies	117,675	118,154
Dividends and interest receivable		9,250,557
Swaps premium paid		150,477
Unrealized appreciation on swaps–Note 4		61,279
Receivable from broker for swap transaction		4,666
Prepaid expenses		31,107
		478,259,665
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		267,695
Due to Shareholder Servicing Agent–Note 3(b)		19,307
Cash overdraft due to Custodian		39,904
Loan Payable–Note 2		150,000,000
Interest and loan fees payable–Note 2		723,194
Unrealized depreciation on swaps–Note 4		300,022
Payable for investment securities purchased		159,906
Unrealized depreciation on forward currency exchange contracts–Note 4		25,382
Accrued expenses		184,871
		151,720,281
Net Assets ($)		**326,539,384**
Composition of Net Assets ($):		
Paid-in capital		992,497,112
Accumulated distributions in excess of investment income–net		(3,321,087)
Accumulated net realized gain (loss) on investments		(664,691,255)
Accumulated net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions		2,054,614
Net Assets ($)		**326,539,384**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		71,487,233
Net Asset Value, per share ($)		**4.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	17,311,097
Dividends:	
Unaffiliated issuers	322,748
Affiliated issuers	200,611
Total Income	**17,834,456**
Expenses:	
Management fee–Note 3(a)	2,120,559
Interest expense–Note 2	4,169,493
Shareholder servicing costs–Note 3(a,b)	249,592
Trustees' fees and expenses–Note 3(c)	97,917
Shareholders' reports	52,810
Professional fees	47,282
Registration fees	31,580
Custodian fees–Note 3(a)	18,121
Miscellaneous	23,834
Total Expenses	**6,811,188**
Less–reduction in management fee and shareholder servicing fees due to undertaking–Note 3(a,b)	(706,853)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(9,751)
Net Expenses	**6,094,584**
Investment Income–Net	**11,739,872**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,323,688
Net realized gain (loss) on forward currency exchange contracts	(121,792)
Net realized gain (loss) on swap transactions	4,451
Net Realized Gain (Loss)	**2,206,347**
Net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions	(2,093,980)
Net Realized and Unrealized Gain (Loss) on Investments	**112,367**
Net Increase in Net Assets Resulting from Operations	**11,852,239**

See notes to financial statements.

STATEMENT OF CASH FLOWS

Six Months Ended March 31, 2006 (Unaudited)

Cash Flows from Operating Activities ($):		
Interest Received	17,095,784	
Dividends Received	404,769	
Interest and loan fees paid	(4,087,077)	
Operating expenses paid	(633,346)	
Paid to The Dreyfus Corporation	(1,420,234)	**11,359,896**
Cash Flows from Investing Activities ($):		
Purchases of portfolio securities	(72,760,583)	
Net purchases of short-term portfolio securities	(9,598,000)	
Proceeds from sales of portfolio securities	79,427,465	
Foreign exchange contracts transactions	(121,792)	
Swap transactions	4,451	**(3,048,459)**
Cash Flows from Financing Activities ($):		
Dividends paid	(16,263,347)	
Proceeds from loan increased	8,000,000	**(8,263,347)**
Increase in cash		**48,090**
Cash at beginning of period		30,160
Cash at end of period		**78,250**
Reconciliation of Net Increase in Net Assets Resulting from Operations to Net Cash Provided by Operating Activities ($):		
Net Increase in Net Assets Resulting From Operations		11,852,239
Adjustments to reconcile net increase in net assets resulting from operations to net cash used by operating activities ($):		
Increase in interest receivable		(525,003)
Increase in interest and loan commitment fees		82,416
Decrease in accrued operating expenses		(157,099)
Decrease in prepaid expenses		35,138
Decrease in due to The Dreyfus Corporation		(6,528)
Net realized gains on investments		(2,206,347)
Net unrealized depreciation on investments		2,093,980
Noncash dividends		(102,114)
Increase in dividends receivable		(16,476)
Net amortization of premiums on investments		309,690
Net Cash Provided by Operating Activities		**11,359,896**
Supplementary disclosure noncash financing activities ($):		
Reinvestment of dividends which increases paid-in capital		–

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31, 2006
Operations ($):		
Investment income−net	11,739,872	26,292,478
Net realized gain (loss) on investments	2,206,347	1,251,846
Net unrealized appreciation (depreciation) on investments	(2,093,980)	(3,830,896)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,852,239**	**23,713,428**
Dividends to Shareholders from ($):		
Investment income−net	**(13,940,199)**	**(28,952,331)**
Total Increase (Decrease) in Net Assets	**(2,087,960)**	**(5,238,903)**
Net Assets ($):		
Beginning of Period	328,627,344	333,866,247
End of Period	**326,539,384**	**328,627,344**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	4.60	4.67	4.76	3.87	4.93	6.35
Investment Operations:						
Investment income−net[b]	.16	.37	.45	.56	.68	.81
Net realized and unrealized gain (loss) on investments	.01	(.03)	(.05)	.93	(1.00)	(1.33)
Total from Investment Operations	.17	.34	.40	1.49	(.32)	(.52)
Distributions:						
Dividends from investment income−net	(.20)	(.41)	(.49)	(.60)	(.74)	(.90)
Net asset value, end of period	4.57	4.60	4.67	4.76	3.87	4.93
Market value, end of period	4.27	4.04	4.40	5.48	5.16	5.41
Total Return (%)[c]	4.08[d]	.94	(10.95)	19.92	14.22	(1.84)
Ratios/Supplemental Data (%):						
Ratio of total expenses, exclusive of interest, to average net assets	1.62[e]	1.59	1.61	1.64	1.73	1.71
Ratio of net expenses, exclusive of interest, to average net assets	1.19[e]	1.18	1.42	1.45	1.54	1.52
Ratio of interest expense to average net assets	2.57[e]	1.80	.91	.72	1.45	2.99
Ratio of net investment income to average net assets	7.24[e]	7.98	9.50	12.35	17.66	14.95
Portfolio Turnover Rate	15.08[d]	54.31	81.52	145.95	186.19	239.11
Net Assets, end of period ($ x 1,000)	326,539	328,627	333,866	337,958	269,181	332,482

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31,				
		2006	2005	2004[a]	2003	2002
Ratios/Supplemental Data (%) **(continued):**						
Average borrowings outstanding ($ x 1,000)	146,525	135,205	138,099	137,123	126,350	174,415
Weighted average number of fund shares outstanding ($ x 1,000)	71,487	71,487	71,294	70,406	68,538	66,400
Average amount of debt per share ($)	2.05	1.89	1.94	1.95	1.84	2.63

[a] *As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 12.05% to 12.35%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Calculated based on market value.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus High Yield Strategies Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act") as a non-diversified, closed-end management investment company. The fund's primary investment objective is to seek high current income by investing at least 65% of its total assets in income securities rated below investment grade. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager and administrator. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the

fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premiums on investments is recognized on a scientific basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

For Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, Mellon will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On September 28, 2006, the Board of Trustees declared a cash dividend of $.0325 per share from investment income-net, payable on October 27, 2006 to shareholders of record as of the close of business on October 13, 2006.

(f) Concentration of risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

The fund is permitted to invest up to 5% of its assets directly in the common stock of high yield bond issuers. This percentage will be in addition to any other common stock holdings acquired as part of warrants or "units", so that the fund's total common stock holdings could exceed 5% at a particular time. However, the fund currently intends to invest directly in common stocks (including those offered in a IPO) to gain sector exposure and when suitable high yield bonds are not available for sale, and expects to sell the common stock promptly when suitable high yield bonds are subsequently acquired.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

The fund has an unused capital loss carryover of $663,775,130 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $28,648,395 of the carryover expires in fiscal 2007, $32,334,001 expires in fiscal 2008, $136,674,723 expires in fiscal 2009, $283,731,643 expires in fiscal 2010, $105,470,700 expires in fiscal 2011, $56,969,403 expires in fiscal 2012 and $19,946,265 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2006, was as follows: ordinary income $28,952,331. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Borrowings:

The fund has entered into a $175,000,000 Revolving Credit and Security Agreement (the "Agreement"), which expires on November 8, 2007. Under the terms of the Agreement, the fund may borrow Advances (including Eurodollar Advances), on a collateralized basis with certain fund assets used as collateral which amounted to $317,389,831 as of September 30, 2006; the yield to be paid by the

fund on such Advances is determined with reference to the principal amount of each Advance (and/or Eurodollar Advance) outstanding from time to time. The fund pays certain other fees associated with the Agreement. During the period ended September 30, 2006, $299,884 applicable to those fees was included in interest expense.

The average daily amount of borrowing outstanding during the period ended September 30, 2006, under the Agreement, was approximately $146,524,600, with a related weighted average annualized interest rate of 5.68%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management and administration agreement with the Manager, the management and administration fee is computed at the annual rate of .90% of the value of the fund's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage) (the "Managed Assets") and is payable monthly.

For the period from April 1, 2006 through April 4, 2007, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .25% of the Managed Assets. The reduction in management fee, pursuant to the undertaking, amounted to $589,044 during the period ended September 30, 2006.

The fund compensates Mellon Investor Services, L.L.C., an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $7,000 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2006, the fund was charged $18,121 pursuant to the custody agreement.

(b) In accordance with the Shareholder Servicing Agreement, UBS Warburg LLC Inc. provides certain shareholder services for which the fund pays a fee computed at the annual rate of .10% of the value of the fund's average weekly Managed Assets. During the period ended September 30, 2006, the fund was charged $235,618 pursuant to the Shareholder Servicing Agreement.

For the period from April 1, 2006 through April 4, 2007, UBS Warburg LLC agreed to waive receipt of a portion of the fund's shareholder services fee in the amount of .05% of the Managed Assets. The reduction in shareholder services fee, pursuant to the undertaking, amounted to $117,809 during the period ended September 30, 2006.

During the period ended September 30, 2006, the fund was charged $2,274 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $347,518, custodian fees $12,435, compliance officer fees $2,274 and transfer agency per account fees $2,000, which are offset against an expense reimbursement currently in effect in the amount of $96,533.

(c) Each Trustee who is not an "interested person" (as defined in the 1940 Act) of the fund receives $15,000 per year plus $1,000 for each Board meeting attended, and $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The fund also reimburses each Trustee who is not an "interested person" (as defined in the 1940 Act) of the fund for travel and out-of-pocket expenses. With respect to compensation committee meetings, the Chair of the compensation committee receives $100 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $150 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds, Inc., The

Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") and the fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the fund. In the event that there is a joint telephone meeting of The Dreyfus/Laurel Funds and the fund, each Trustee attending who is not an "interested person" (as defined in the 1940 Act) receives $150 from the fund.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options, swaps and forward currency exchange contracts, during the period ended September 30, 2006, amounted to $69,248,978 and $77,398,860, respectively.

The fund may use various derivatives, including options, futures contracts, forward currency exchange contracts, mortgage-related securities, asset-backed securities and swaps. The fund may invest in, or enter into, these financial instruments for a variety of reasons, including to hedge certain market trends, to provide a substitute for purchasing or selling particular securities or to increase potential income gain.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to real-

ized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. The following summarizes open credit default swaps entered into by the fund at September 30, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
4,463,416	Dow Jones CDX.NA.HY.BB.5	JP Morgan Chase	(2.50)	12/20/2010	(135,288)
4,392,000	Dow Jones CDX.NA.HY.4	JP Morgan Chase	3.60	12/20/2010	46,029
3,550,000	ITRAXX S5 Index	UBS	.40	6/20/2011	9,985
4,006,000	Kimberly Clark	JP Morgan Chase	(.19)	12/20/2011	(3,781)
1,050,000	Kimberly Clark	JP Morgan Chase	(.37)	12/20/2016	(4,201)
2,100,000	Kimberly Clark	Morgan Stanley	(.37)	12/20/2016	(8,380)
2,275,000	Owens-Brockway Glass Container, 8.875%, 2/15/2009	JP Morgan Chase	(1.95)	6/20/2010	5,265
2,275,000	Owens-Illinois, 7.5%, 5/15/2010	JP Morgan Chase	2.60	6/20/2010	(10,971)
2,325,000	Telekm Finanze, 5%, 7/22/13	UBS	(.45)	9/20/2011	(117)
2,325,000	Wolters Kluwer, 5.125%, 1/27/14	UBS	(.55)	9/20/2011	(11,352)
8,460,200	Dow Jones CDX.NA.IG.4	Lehman Brothers	(.35)	6/20/2010	(82,292)
5,339,800	Dow Jones CDX.NA.IG.4	Merrill Lynch	(.31)	6/20/2010	(43,640)
					(238,743)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

The fund may enter into forward currency exchange contracts. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at September 30, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales;				
Euro, expiring 12/20/2006	10,120,000	12,861,426	12,886,808	**(25,382)**

At September 30, 2006, accumulated net unrealized appreciation on investments was $2,316,881, consisting of $11,846,584 gross unrealized appreciation and $9,529,703 gross unrealized depreciation.

At September 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PROXY RESULTS (Unaudited)

Holders of Beneficial interest voted on the following proposal presented at the annual shareholders' meeting held on August 2, 2006 as follows:

	Shares	
	For	Authority Withheld
To elect three Class I Trustees:†		
Kenneth A. Himmel	65,630,331	2,106,920
Stephen J. Lockwood	65,601,542	2,135,709
Benaree Pratt Wiley	65,426,333	2,310,918

†   *The terms of these Class I Trustees expire in 2009.*

SUPPLEMENTAL INFORMATION (Unaudited)

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.dreyfus.com, under Mutual Fund Center - Dreyfus Mutual Funds - Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at www.dreyfus.com its complete schedule of portfolio holdings as of the end of such quarter.

NOTES

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
High Yield Strategies Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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